JACKSON®
NATIONAL LIFE INSURANCE COMPANY

NON-QUALIFIED STRETCH ANNUITY ENDORSEMENT

Thank you for choosing Jackson National Life Insurance Company, hereinafter referred to as "the Company", "Jackson", "We", "Us" or "Our." This endorsement is made part of the Contract to which it is attached. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control. Except to the extent modified by this endorsement, the provisions of Your Contract remain in effect. Capitalized terms used in this endorsement that are not otherwise defined in this endorsement are defined in Your Contract.

PURPOSE:

This endorsement is made part of Your Contract to reflect that it is being issued to You as a Beneficial Owner who is entitled to death benefit proceeds from another annuity contract which You have exchanged for the Contract issued by Us.

1) The following language is added to the **PREMIUM(S)** section of the **CONTRACT DATA PAGE** of the Contract:

"**PREMIUM(S).** All Premium payments must be received in the form of a 1035 exchange of the death benefit proceeds from a non-qualified annuity contract. Premium payments that are not in the form of a 1035 exchange from a non-qualified annuity contract are not permitted.

In the event that a disbursing company issues a subsequent check representing additional interest on the death benefit proceeds, at the Company's discretion, We may apply the additional interest proceeds to the Contract as initial Premium, even if the funds are applied after the Issue Date. We reserve the right to refuse any Premium payment received at the Company's Service Center that interferes with Our ability to begin Stretch Required Minimum Distributions (Stretch RMD) as required by applicable law."

2) The following language is added to the **DEFINITIONS** section of the Contract:

"**BENEFICIAL OWNER.** The natural person or grantor trust that is entitled to receive death benefit proceeds, as a result of the death of the Decedent. The Beneficial Owner is the natural person or grantor trust whose name appears in the "Owner" field on the Contract Data Page. In this endorsement the Beneficial Owner is also referred to as "You" or "Your". The Company will accept only one Beneficial Owner under this Annuity.

DECEDENT. The person whose death triggered Your right to receive the payment of death benefit proceeds from an annuity contract.

KEY LIFE. The person whose life expectancy is used to determine payments under this endorsement. The Key Life may not be changed. A contingent Key Life may not be designated. The Key Life is the individual whose name appears in the "Annuitant" field on the Contract Data Page.

STRETCH REQUIRED MINIMUM DISTRIBUTION. The amount, applicable to only this Contract, defined by the Internal Revenue Code and the implementing regulations as the minimum distribution requirement resulting from the death of the Decedent."

3) The following language is added to the **GENERAL PROVISIONS** of the Contract:

"**BENEFICIAL OWNER.** The Beneficial Owner is considered the "Owner" solely for purposes of this endorsement and other Contract provisions applicable to a beneficiary receiving stretch distributions. The endorsement and the Contract to which it is attached are maintained for the exclusive benefit of You and any Beneficiary. You may not sell, assign, or discount the Contract or pledge the Contract as collateral for a loan or as security for performance of an obligation or for any other purpose to any person or entity. The requirements of this section shall not be deemed to preclude a transfer to a spouse or former spouse under a divorce or separation agreement to the extent permitted under applicable law.

KEY LIFE. If the Beneficial Owner is a natural person, the Key Life must be the Beneficial Owner. If the Beneficial Owner is a grantor trust, the grantor must be the Key Life. If the death benefit proceeds establishing this Annuity Contract are transferred from another non-qualified stretch annuity the Key Life must be the same individual on whose life stretch required minimum distributions were based under the prior non-qualified stretch annuity.

STRETCH REQUIRED MINIMUM DISTRIBUTION. You must begin Stretch RMD payments, or payments must have begun under the prior non-qualified stretch annuity, within one year of the date of death of the Decedent and the payments must be distributed over a period not to exceed the life expectancy of the Key Life. Life expectancy is computed by use of the Single Life Table in Q&A 1 Section 1.401(a)(9)-9 of the Income Tax Regulations.

Stretch RMD payments must be made in intervals of no longer than one year. If You do not elect a specific payment date, or if You elect a specific date that is either beyond the one-year anniversary date of the death of the Decedent or the date of Your next Stretch RMD, the Company will process payments as required by applicable law.

The Company will waive the Withdrawal Charge on any withdrawal necessary to satisfy the Stretch RMD."

4) The following language is added to the **DEATH BENEFIT PROVISIONS** of the Contract:

"**PAYMENT OF DEATH BENEFIT.** Upon the death of the Beneficial Owner, the Company will pay the death benefit in a single lump-sum payment to the Beneficiary(ies) upon receipt of due proof of death in Good Order, at the Company's Service Center. The Contract terminates and continuation of the Contract by any Beneficiary(ies) is not permitted.

All other Death Benefit Options are deleted from the Contract."

5) The following language is added to the **INCOME PROVISIONS** of the Contract:

"You are not permitted to annuitize (elect an Income Option) as described in Your Contract. Therefore, pursuant to this endorsement, all references to and provisions related to annuitization or Income Options in Your Contract are deleted."

The Company reserves the right to amend this endorsement, at any time and in any respect, to the extent necessary to comply with the applicable requirements of the Internal Revenue Code as in effect from time to time.

The Beneficial Owner agrees to provide the Company with all information necessary to prepare any reports required by law, including but not limited to, federal and state tax reporting and withholding laws.

Signed for the
Jackson National Life Insurance Company



President and Chief Executive Officer

Specimen